

June 6, 2013

Via E-mail
J. Douglas Sanders
Chief Executive Officer
Sprouts Farmers Markets, LLC
11811 N. Tatum Boulevard
Suite 2400,
Phoenix, AZ 85028

> **Re:** **Sprouts Farmers Markets, LLC**
> **Registration Statement on Form S-1**
> **Filed May 9, 2013**
> **File No. 333-188493**

Dear Mr. Sanders:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please revise throughout the prospectus to include all information that may not properly be excluded under Rule 430A. Please provide all the information required with respect to the offering price, underwriting discounts and the number of shares. Please allow sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. We may have further comments once items that are currently blank are completed.

2. All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits in your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

3. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering and has no objections.

4. We note references throughout your prospectus to third-party sources for statistical, qualitative and comparative statements contained in your prospectus. For example, you refer to Nutrition Business Journal and Progressive Grocer on page ii. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. Please also tell us whether these reports and articles are publicly available without cost or at a nominal expense to investors.

5. Please disclose the basis for all your assertions about your competitive position within your industry. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based upon your experience in the industry, if true. Please also provide independent supplemental materials, with appropriate markings and page references in your responses. The following are examples only of some of your competitive position assertions:

    -   "We are one of the largest specialty retailers of natural and organic food in the United States," pages 1, 58, 87, and 92.

    -   "We . . . believe we are capturing significant market share from conventional supermarkets and other food retailers," pages 2 and 88.

    -   "We expect to achieve 12% or more annual new store growth over at least the next five years," pages 3, 13, 58, 90, 91, and 100.

    -   "We carry the best options for baking, sautéing, or grilling and round out our assortment with wild fresh species while in season," page 96

Market, Industry and Other Data, page ii

6. We note your statement that you "have not independently verified any third-party information." As you are responsible for the information that you choose to include in the prospectus, please revise your statement to remove any implication that you are not responsible for such information.

Comparable Store Sales, page iii

7. We note your statement that you believe "combined comparable store sales growth" provides investors with helpful information with respect to your operating performance.

We further note that with respect to the computation of "combined comparable store sales growth," you give effect to the 2011 and 2012 transactions as if they occurred on the first day of fiscal 2007. In view of the number of years for which you are assuming the 2011 and 2012 transactions occurred, please help us to understand why you believe this information is helpful for investors.

Prospectus Summary, page 1

Risks To Consider, page 5

8. Please balance your disclosure by addressing the risks, if any, associated with servicing your long-term debt obligations and your fixed lease obligations, as well as any risks associated with you approximately doubling your number of stores through acquisition and combination since 2010.

Risk Factors, page 13

Our continued growth depends on new store openings, and our failure to successfully open new stores could negatively impact our business and stock price, page 13

9. Please expand your disclosure as necessary to address the material distinctions, if any, between growth due to new store openings and growth due to stores added through combinations and acquisitions and the risks, if any, associated with each type of growth.

Disruptions to, or security breaches involving, our information technology. . . . , page 22

10. Please disclose any known or potential costs of the security breach that occurred in January 2013. In this regard, we note that you have disclosed on your website that you replaced the affected credit card terminals, engaged a data security firm to strengthen your point of sale procedures and added additional protections for customer information in 151 stores. Please refer to Topic No. 2 of the Corporation Finance Disclosure Guidance (October 13, 2011), which is available on our website.

Covenants in our debt agreements restrict our operational flexibility, page 27

11. Please disclose your failure to meet debt covenants in the past. In this regard, we note that on page F-61 you disclose that "certain covenants" of the term loan and the subordinated note disclosed in your financials for the fiscal year ended December 31, 2011, were not met.

Risks Related to this Offering and Ownership of our Common Stock, page 30

12. Please add a risk factor to address the risks, if any, arising from the limitations on the ability of stockholders to act by written consent and to call special meetings. In this regard, we note your disclosure on page 139.

Dilution, page 40

13. Your table discloses an increase in pro forma net tangible book value per unit attributable to the April 2013 Refinancing when it appears it will decrease the pro forma net tangible book value. Please explain or revise.

Selected Consolidated Historical and Pro Forma Financial and Other Data, page 43

Non-GAAP Reconciliation, page 46

14. We refer you to adjustment (d), store closure and exit costs, and your disclosure that management believes these costs do not directly reflect the ongoing performance of your store operations. In this regard, we note such costs recurred in every reporting period presented. Please explain to us how your presentation complies with Item 10(e)(1)(ii)(B) of Regulation S-K or show us how your presentation will look revised in future filings. Refer to Question 102.03 of our Compliance and Disclosure Interpretations on Non-GAAP financial measures on our website.

Notes to Unaudited Condensed Consolidated Statement of Operations, page 53

Note 2. Pro Forma for Sunflower Transaction, Adjustment (b), page 53

15. We refer you to adjustment 2(b). Please explain why the adjustment to historical depreciation related to the fair values of acquired buildings, leasehold improvements and furniture, fixtures and equipment resulted in decreased depreciation expense. As part of your consideration of this comment, we note a similar adjustment 2(b) on page 73 related to the Henry's Transaction. If the value of the related assets decreased in connection with the Transactions, please explain. If the fair values of the long-lived assets were less than their carrying values, explain to us why impairments were not recorded in their respective historical financial statements. We may have further comments

Management's Discussion and Analysis of Financial Condition, page 58

Outlook, page 58

16. Please address whether your anticipated growth strategy includes additional acquisitions or combinations.

Components of Operating Results, page 59

Net Sales, page 59

17. We note combined comparable store sales growth is derived using pro forma sales as if the Transactions had occurred at an earlier time. As such we believe it should be clearly labeled as a pro forma measure. As such, please revise to reflect this characterization in the next amendment to Form S-1 here and throughout the filing, as appropriate.

Results of Operations, page 63

Unaudited Supplemental Pro Forma Information, page 63

18. We refer you to the unaudited supplemental pro forma information on page 63. When there has been a material acquisition during the period a supplemental discussion of the current year and prior year results on a pro forma basis is appropriate when the related pro forma financial statements are presented in a format consistent with Article 11 of Regulation S-X. In that regard, we do not believe the unaudited pro forma income statement presented on page 63 is consistent with the requirements within Article 11 (b)(4) of Regulation S-X. Please revise or provide a cross reference in a footnote (1) to page 72 where you provide the complete unaudited pro forma income statements and the related footnotes as required by Article 11 of Regulation S-X.

19. We note that you list the multiple factors/drivers behind the changes of material income statement line items without providing the quantitative insights regarding their impacts. Please revise to provide a more robust discussion by quantifying the impact of *each* factor such that readers can better understand your performance and assess whether the drivers would likely have a favorable or unfavorable impact on your operating results in the future. As examples, we refer you to your discussions of cost of sales, direct store expenses, interest expense, and net income. See Item 303 of Regulation S-K and our Release Nos. 33-8350 and 34-48960.

Contractual Obligations, page 79

20. Please tell us and disclose whether your lease obligations were offset by subtenant rentals, if any, and their amounts.

21. Please explain to us why you did not present self-insurance liabilities within the table.

Executive Compensation, page 114

22. Please tell us how you calculated the dollar values shown in the "Option Awards" column of the summary compensation table on page 121. In this regard, we note the information in the grants of plan-based awards table on page 122 and that it appears that the two

tables do not reconcile. For example, the first table reflects that in 2012 Mr. Sanders received options to acquire shares of common stock worth $517,922, based on the grant date fair value, but the second table shows that the grant date fair value of his option awards for 2012 was $254,981.

Employment Agreements, page 123

23. Please add "Total" rows to the tables on pages 125 and 126.

Certain Relationships and Related Party Transactions, page 133

24. Please tell us why you have excluded from your disclosure the bookkeeping services referenced in Note 19 on page F-41. Please see Item 404(a)(1) of Regulation S-K.

Principal and Selling Stockholders, page 135

25. Please disclose the natural person(s) or public company that has the ultimate investment or voting control over the shares held by KMCP Grocery Investors, LLC. For guidance, refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

Consolidated Financial Statements, Sprouts Farmers Markets, LLC, page F-2

Notes to Consolidated Financial Statements, page F-9

Note 2 Basis of Presentation, page F-10

26. We note your disclosure of one reportable and one operating segment. In that regard, please disclose revenues derived from each product and services or each group of similar products and services as required by ASC 280-10-50-40.

Note 3 Significant Accounting Policies, page F-11

General

27. Please tell and disclose your policy for planned business dispositions including stores closing. Also advise us whether you consider them as discontinued operations. If not, please explain to us why along with your consideration of relevant accounting literature under ASC 205-20-45-1.

Inventories, page F-12

28. We note the absence of any allowance or other reserves against your inventory.   Please explain how you adjust your inventory for shrinkage and obsolescence and how often such adjustments are made. If you record adjustments to inventory directly to inventory, please explain.

Note 4. Business Combinations, page F-21

29. We note your disclosure of the Henry's transaction and that you created SFM ("New Sprouts") to effect the acquisitions of Henry's and Sprouts Arizona ("Old Sprouts) on April 18, 2011. We note that Old Sprouts first acquired Henry's with cash of $274 million paid to S&F, parent of Henry's. Old Sprouts then contributed all of the assets and liabilities to an intermediate holding subsidiary of New Sprouts in exchange for its 41.5% equity interests and $199 million in cash. You state that you identified Henry's as the accounting acquirer in this transaction because Apollo funds, parent of New Sprouts, has a controlling interest in Henry's before and after the transaction. In this regard, please address the following comments.

   • Explain to us the business purpose of Old Sprouts acquiring Henry's first with $274 million cash in the initial step of the transaction. In addition, Old Sprouts shareholders received $199 million as distribution from New Sprouts. Explain to us what the difference in cash outlay and received represents.

   • Explain to us how you considered the guidance within ASC 805-10-55-10 to 15 in determining whether New Sprouts, Old Sprouts or Henry's is the accounting acquirer of the transaction. In your response, also explain to us why New Sprouts is not the accounting acquirer with Henry's as its predecessor in light of New Sprouts issuance of debt of $310 million, distributing $199 million cash to Old Sprouts and issuing 100% equity interests to effect the transaction. Refer to ASC 805-10-55-15.

   • If you determine Henry's to be the accounting acquirer, explain to us how you derived the fair value of $146 million related to the Class A units apparently issued to Old Sprouts shareholders using the fair value of $36.58 per unit.

   • We note your disclosure of $32 million cash paid to extinguish Old Sprouts debt (net of cash acquired) as part of purchase price of Old Sprouts. However, we note that Old Sprouts had $12.9 million of long term debt and $9.2 million of cash and cash equivalents as of April 17, 2011 based on the information provided by Old Sprouts audited financial statements and footnotes beginning on page F-78. Please reconcile for us the significant difference among the amounts disclosed.

30. We note goodwill was 38% of the purchase price in the Henry's Transaction and 77% of the purchase price in the Sunflower Transaction. In that regard, please explain to us and disclose how you determined the purchase price allocations, including the details of your valuation methodologies and key assumptions used in determining the fair values of the various assets acquired and liabilities assumed. Please provide the basis for the assumptions and valuation methodologies used. Tell us whether recent sales of similar types of transactions were used to value or justify any internal derived valuation.

31. We note your disclosure that goodwill was attributed to synergies expected to be achieved from combined operations of both the Henry's Transaction and Sunflower Transactions. Please provide more qualitative disclosure of the expected entity specific synergies behind the goodwill recorded.

Note 8. Intangible Assets, page F-27

32. Refer to the intangible assets rollforward table. We note you wrote off the finite-lived trade names and capitalized software totaling $40,069 related to Henry's stores and you characterize the write-off as an adjustment. Please clarify for us and in your disclosure if you recorded the adjustment as an impairment charge through earnings. If not, please explain to us why.

Exhibits

33. Please obtain and file as an exhibit to the registration statement the consent of The Buxton Company. In this regard, we note that it appears that this company performed research for you that you refer to in the prospectus. Please refer to Section 7 of the Securities Act of 1933, as amended, and Rule 436 thereunder.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377, if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director